Sash Group, Inc

Financial Statements
For Year Ended December 31, 2021
(Unaudited)

SASH
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 - BofA Checking x9683	22,587.54
10200 - PayPal - USD	650.10
10300 - PayPal - CAD	11,809.17
Total Bank Accounts	**$ 35,046.81**
Accounts Receivable	
11000 - Accounts Receivable	-12,212.86
Total Accounts Receivable	**-$ 12,212.86**
Other Current Assets	
13000 - Inventory	
13010 Inventory Leather	47,877.79
13900 - Misc Inventory	1,939.00
Inventory Asset	360,976.89
Inventory Clearing	-3,976.00
Total Inventory Asset	**$ 357,000.89**
Total 13000 - Inventory	**$ 406,817.68**
14100 - Prepaid Inventory Deposits	125,623.66
15100 - Undeposited Funds	158,056.34
15200 - Loans to Others	
15210 - Calin Wivell Loan	8,000.00
15220 - EveryDev LLC Loan	41,026.87
Total 15200 - Loans to Others	**$ 49,026.87**
Total Other Current Assets	**$ 739,524.55**
Total Current Assets	**$ 762,358.50**
Fixed Assets	
17100 - Furniture and Equipment	24,281.64
17500 - Vehicles	32,000.00
17900 - Accumulated Depreciation	-47,560.52

Total Fixed Assets	$	**8,721.12**
Other Assets		
16100 - Intangibles-Customer Lists		25,000.00
Total Other Assets	$	**25,000.00**
TOTAL ASSETS	$	**796,079.62**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
21100 - BOA CC- Corp 0787		2,944.72
21200 - BOA CC 4438/1694 - Nichole		999.47
Total Credit Cards	$	**3,944.19**
Other Current Liabilities		
23000 - Deferred Revenue, Current		78,858.51
24000 - Sales Tax Agency Payable		
24100 - Sales Tax Payable- US		11,940.16
24200 - Sales Tax Payable- CA		234,856.22
Sale tax payable BC CA		20,977.00
Total 24000 - Sales Tax Agency Payable	$	**267,773.38**
25510 - Gift Card Liability - Shopify U.S.		15,791.99
25520 - Gift Card Liability - Shopify Canada		555.54
26200 - Shopify Loan 2		66,941.39
Loan From OnDeck		35,836.82
Shareholder Loans		6,500.00
Shopify Online Sales Tax Payable		31,941.66
Total Other Current Liabilities	$	**504,199.29**
Total Current Liabilities	$	**508,143.48**
Long-Term Liabilities		
27500 - Auto Loan		4,814.89
28100 - Loan - Silvia Mah		196,250.00
28450 - Black Bear Delaware Trust		250,261.00
28475 - Daintree		50,000.00
28500 - PPP Loan		41,258.64
28600 - EIDL SBAD Loan		149,900.00
Total Long-Term Liabilities	$	**692,484.53**

Total Liabilities		**$ 1,200,628.01**
Equity		
32000 - Equity Capital Accounts		160,296.84
38100 - Unrealized FX Gain (Loss)		-170.61
39000 - Retained Earnings		40,752.83
Net Income		-605,427.45
Total Equity		**-$ 404,548.39**
TOTAL LIABILITIES AND EQUITY		**$ 796,079.62**

Thursday, Aug 25, 2022 10:54:01 AM GMT-7 - Accrual Basis

SASH
Profit and Loss
January - December 2021

	Total
Income	
40000 - Merchandise Sales	1,319.94
41100 - Website-US	1,071,635.51
41200 - Website-CA	280,111.39
41400 - Lash.Live Sales	52,422.57
42000 - Direct Sales	48,166.90
46000 - Wholesale Sales	36,925.48
Total 40000 - Merchandise Sales	**$ 1,490,581.79**
48000 - Sales Discounts	840.74
49000 - Refunds & Returns	-21,778.28
Discounts given	-93,810.10
Sales of Product Income	96,378.90
Services	10,341.69
Shipping Income	9,583.64
Total Income	**$ 1,492,138.38**
Cost of Goods Sold	
51000 - Cost of Goods- US	236,156.72
51100 - Bags - US	549,829.72
Total 51000 - Cost of Goods- US	**$ 785,986.44**
52000 - Cost of Goods- Canada	
52200 - Freight Shipping-CAN	64,199.94
52300 - Fullfillment Center- CA	445.06
Total 52000 - Cost of Goods- Canada	**$ 64,645.00**
53000 - Misc. Cost of Goods Sold	200.00
53100 - Materials	736.48
53300 - Freight Shipping Charges	34,908.63
53500 - Shipping Supplies	750.45
53700 - Purchases - Resale Items	2,657.38
Total 53000 - Misc. Cost of Goods Sold	**$ 39,252.94**
54000 - Merchant Service Fees	100.00

54100 - Paypal		7,790.15
54200 - Shopify		6,263.41
54400 - AuthNet		420.00
54600 - Square		1,356.00
54800 - Stripe / Lash.Live Fees		13,817.06
54900 - Afterpay Fees		2,447.01
Total 54000 - Merchant Service Fees	$	32,193.63
Cost of Goods Sold		198,465.79
Inventory Shrinkage		83,884.19
Total Cost of Goods Sold	$	1,204,427.99
Gross Profit	$	287,710.39
Expenses		
51200 - Freight Shipping- CA		11,638.07
51200 - Freight Shipping- US		21,011.22
60000 - Payroll & Employment Expenses		2,713.35
60100 - Wages & Salaries - Staff		168,670.00
60200 - Wages and Salaries - Officer		5,384.62
60500 - Employer Tax		17,275.61
60800 - Medical / Dental Benefits		7,040.72
60900 - Employee Training and Education		6,000.47
60950 - Recruiting		719.88
60975 - Payroll Processing Fees		2,070.09
Total 60000 - Payroll & Employment Expenses	$	209,874.74
61000 - Professional Fees		1,350.00
61100 - Business Development		38,930.02
61200 - Accounting		45,264.66
61300 - Legal		-14,916.08
61400 - Administrative Contractors		26,030.63
61500 - Other Consulting		45,121.20
Total 61000 - Professional Fees	$	141,780.43
62000 - Sales and Marketing Expense		
62100 - Media & PR		62,006.59
62125 - Social Media		137,749.19
62150 - Website Development		2,351.85
62175 - Site Content		367.40

62200 - Photography/Editing		7,240.34
62300 - Marketing Materials/Supplies		5,252.60
62325 - Events & Tradeshows		5,595.00
62350 - Promotional		1,290.00
62400 - Commissions		5,673.34
Total 62000 - Sales and Marketing Expense	**$**	**227,526.31**
63000 - Facilities Expense		
63100 - Rent		129,907.06
63150 - Storage		1,323.00
63200 - Utilities		12,395.76
63300 - Janitorial		2,777.52
63400 - Security		1,648.98
63500 - Computer Equipment & Supplies (Non-capital)		2,341.89
63600 - Supplies		37,578.94
63650 - Groceries/Snacks/Company-wide Meals		9,605.71
63700 - Repairs & Maintenance		2,242.91
63950 - Postage		3,444.40
Total 63000 - Facilities Expense	**$**	**203,266.17**
64000 - Travel		65.86
64050 - Airfare		1,013.97
64100 - Transportation (non-air)		214.00
64125 - Company Automobile		2,002.48
64150 - Fuel		2,595.62
64175 - Parking & Tolls		142.19
64200 - Lodging		6,871.30
64300 - Travel Meals		1,384.60
64500 - Misc. Travel Expenses		1,131.69
Total 64000 - Travel	**$**	**15,421.71**
65000 - General Corporate Expenses		
65010 - Business Meals (Non-deductible)		6,678.44
65020 - Entertainment (Non-deductible)		1,490.99
65100 - Bank Fees		5,515.95
65300 - Software Licenses/Subscriptions		8,560.67
65400 - Internet/Hosting/Domains		44,146.50
65500 - Fees, Licenses & Permits		1,750.00

65600 - Dues & Subscriptions		9,100.33
65700 - Corporate Liability Insurance		5,506.71
65800 - Charitable Donations		1,421.93
65900 - Business Taxes		7,154.50
Online Services		1,445.63
Total 65000 - General Corporate Expenses	$	92,771.65
65300 - Software Licenses/Subscriptionst		34.99
98000 - Interest Expense		26,831.48
99000 - Income Taxes		4,821.00
Uncategorized Expense		0.00
Total Expenses	$	954,977.77
Net Operating Income	-$	667,267.38
Other Income		
Other Income		61,839.93
Total Other Income	$	61,839.93
Other Expenses		
Ask My Accountant		0.00
Total Other Expenses	$	0.00
Net Other Income	$	61,839.93
Net Income	-$	605,427.45


Sash Group. Inc.
Statement of Changes in Stockholders' Equity


	Shares	Amount	Accumulated Deficit
Balance- December 31, 2018	1,000,000	160,467	(241,705)
Net Income/ (Loss)			(63,457)
Capital Dividend		(1,371)	
Balance- December 31, 2019	1,000,000	159,096	(305,162)
Net Income/ (Loss)			(123,411)
Capital Dividend		(2,000)	
Balance- December 31, 2020	1,000,000	157,096	(428,573)
Net Income/ (Loss)			(605,427)
Capital Dividend			
Balance- December 31, 2021	1,000,000	157,096	(1,034,000)

Total
Stockholder's Equity

(81,238)
(63,457)
(1,371)
(146,066)
(123,411)
(2,000)
(271,477)
(605,427)
-
(876,904)

Sash Group, Inc
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-106,401.44
Adjustments to reconcile Net Income	
to net cash provided by operations:	
13010 Inv-Leather	-47,877.79
14000 - Inventory	-85,375.55
14100 - Prepaid Inventory	-125,623.66
15100 - Undeposited Funds	-125,424.67
15200 - Loans to Other: 15210 - Calin Wivel	-8,000.00
15200 - Loans to Other: 15220 - EveryDev LL Loan	-41,026.87
21100 - B of A CC - Corp 0787	2,944.72
21200 - BoA CC 4438/1694 - Nich	999.47
23000 - Deferred Revenue, Curr	78,858.51
24000 - Sales Tax Agency Payabl: 24100 - Sales Tax Payable- US	11,940.16
24000 - Sales Tax Agency Payabl: 24200 - Sales Tax Payable- CA	234,856.22
24000 - Sales Tax Agency Payabl: 24300 Sale tax payable BC CA	20,977.00
25510 - Gift Card -Shopify US	15,791.99
25520 - Gift Card - Shopify CA	555.54
26200 - Shopify Loan 2	66,941.39
26400 Loan From OnDeck	35,836.82
26500 Shareholder Loans	6,500.00
Franchise Sales Tax Payabl	27,496.78
Net cash provided by Operating Activities	-36,031.38
INVESTING ACTIVITIES	
17100 - Furniture and Equipment	-24,281.64
17500 - Vehicles	-32,000.00
17900 Accumulated Depreciation	47,560.52
16100 - Intangibles-Cust Lists	-25,000.00
Net cash provided by Investing Activities	-33,721.12
FINANCING ACTIVITIES	
27500 - Auto Loan	4,814.89
28100 - Loan - Silvia Mah	196,250.00
28450-Black Bear Delaware Trust	250,261.00
28475 - Daintree	50,000.00
28500 - PPP Loan	41,258.64
28600 - EIDL SBAD Loan	149,900.00
32000 - Equity Capital Accounts	160,296.84
38100 - Unrealized FX Gain (Los	-170.61
Retained Earnings	-759,340.75
Net cash provided by Financing Activities	93,270.01
Net cash increase for period	23,517.51
Cash at end of period	**23,517.51**

1. **NATURE OF OPERATIONS**

Sash Group, Inc was formed on October 11, 2012 in the state of California. The financial statements of Sash Group, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California. Sash Group primary product is the patented Sash Bag- an ergonomic,10-pocket design lambskin leather crossbody bag. It is manufactured in India and the finished product is sent to our San Diego office and Canadian distribution center for shipping worldwide.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation -The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates- The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents –Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts- Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories- Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using a FIFO method.

Property and Equipment - Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years
Vehicles	3-6 years

Impairment of Long-lived Assets- Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets -The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years. Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes- Sash Group, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk- The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition -The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Income is principally comprised of revenues earned by the Company as part of the sale of its Sash bags.

Cost of sales- Costs of goods sold include the cost of shipping, purchases, fulfillment center costs.

Advertising and Promotion- Advertising and promotional costs are expensed as incurred.

Research and Development Costs- Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments - The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below: Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data. Level 3— Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events -The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 25,, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements - In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019- 15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

DETAILS OF CERTAIN ASSETS AND LIABILITIES - Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

CAPITALIZATION AND EQUITY TRANSACTIONS –
Common Stock - The Company is authorized to issue 15,000,000 shares out of which 10,000,000 shall be Common stock and 5,000,000 shares of preferred shares with no par value.

As of December 31, 2021, December 31, 2020, and December 31, 2019, 1,000,000 shares of common stock have been issued and are outstanding.
Preferred Stock - The Company is authorized to issue 5,000,000 shares of preferred shares with no par value. As of December 31, 2021, December 31, 2020 and December 31, 2019, no preferred shares were issued and outstanding.

SUBSEQUENT EVENTS- The Company has evaluated subsequent events for the period from December 31, 2020 through June 30, 2022 the date the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.